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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 23)

                         ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

 ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                   87927W10
       (Title of class of securities)                       (CUSIP number)

                           ALEXANDER ROSENZWEIG, ESQ.
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                           PIRELLI NORTH AMERICA, INC.
                              246 STONERIDGE DRIVE
                                    SUITE 400
                         COLUMBIA, SOUTH CAROLINA 29210
                                 (803) 951-1040

                                 WITH A COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                OCTOBER 15, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


-----------------------------------------------------------------------                --------------------------------------------
CUSIP No.  87927W10                                                          13D                               Page 2 of 6
-----------------------------------------------------------------------                --------------------------------------------
----------------------------     -------------------------------------------------------- -----------------------------------------
             1                   NAME OF REPORTING PERSON                                 PIRELLI & C. S.p.A.
                                 I.R.S. IDENTIFICATION NO. OF                               Not Applicable
                                 ABOVE PERSON
----------------------------     --------------------------------------------------------------------------------------------- ----
             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [ ]
                                                                                                                  (b) [X]
----------------------------     --------------------------------------------------------------------------------------------- ----
             3                   SEC USE ONLY
----------------------------     ---------------------------------------------------------------------------- ---------------------
             4                   SOURCE OF FUNDS:                                                             BK, WC
----------------------------     --------------------------------------------------------------------------------------------------
             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                  REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                             [ ]
----------------------------     ---------------------------------------------------------------------------- ---------------------
             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                                       Italy
---------------------------- --- ----------------------     ------------------------------------------------- ---------------------
                                           7                SOLE VOTING POWER:                                  0
          NUMBER OF
           SHARES

        BENEFICIALLY
          OWNED BY

            EACH
          REPORTING

         PERSON WITH
----------------------------
                                 ----------------------     ------------------------------------------------- ---------------------
                                           8                SHARED VOTING POWER:                         1,457,015,823
                                                                                                         (See Item 5)
----------------------------
                                 ----------------------     ------------------------------------------------- ---------------------
                                           9                SOLE DISPOSITIVE POWER:                             0

----------------------------
                                 ----------------------     ------------------------------------------------- ---------------------
                                          10                SHARED DISPOSITIVE POWER:                    1,457,015,823
                                                                                                         (See Item 5)
----------------------------
                                 ---------------------------------------------------------------------------- ---------------------
            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                1,457,015,823
                                                                                                         (See Item 5)
                                 ---------------------------------------------------------------------------- ---------------------
----------------------------
            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                 EXCLUDES CERTAIN SHARES:                                                             [ ]
                                 --------------------------------------------------------------------------------------------------
----------------------------
            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                          14.16%
                                                                                                           (See Item 5)
----------------------------     --------------------------------------------------------------- ----------------------------------
            14                   TYPE OF REPORTING PERSON:                                       CO


                                       2

-----------------------------------------------------------------------                --------------------------------------------
CUSIP No.  87927W10                                                          13D                               Page 3 of 6
-----------------------------------------------------------------------                --------------------------------------------

----------------------------     -------------------------------------------------------- -----------------------------------------
             1                   NAME OF REPORTING PERSON                                 Olimpia S.p.A.
                                 I.R.S. IDENTIFICATION NO. OF                             Not Applicable
                                 ABOVE PERSON
----------------------------     --------------------------------------------------------------------------------------------- ----
             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                          (a) [ ]
                                                                                                            (b) [X]
----------------------------     --------------------------------------------------------------------------------------------- ----
             3                   SEC USE ONLY
----------------------------     ---------------------------------------------------------------------------- ---------------------
             4                   SOURCE OF FUNDS:                                                             WC
----------------------------     --------------------------------------------------------------------------------------------------
             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                 REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                              [ ]
----------------------------     ---------------------------------------------------------------------------- ---------------------
             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                                        Italy
---------------------------- --- ----------------------     ------------------------------------------------- ---------------------
                                           7                SOLE VOTING POWER:                                  0
          NUMBER OF
           SHARES

        BENEFICIALLY
          OWNED BY

            EACH
          REPORTING

         PERSON WITH
----------------------------
                                 ----------------------     ------------------------------------------------- ---------------------
                                           8                SHARED VOTING POWER:                                 See Item 5

----------------------------
                                 ----------------------     ------------------------------------------------- ---------------------
                                           9                SOLE DISPOSITIVE POWER:                                  0

----------------------------
                                 ----------------------     ------------------------------------------------- ---------------------
                                          10                SHARED DISPOSITIVE POWER:                             See Item 5

----------------------------
                                 ---------------------------------------------------------------------------- ---------------------
            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                         See Item 5
                                 ---------------------------------------------------------------------------- ---------------------
----------------------------
            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                 EXCLUDES CERTAIN SHARES:                                                             [ ]
                                 --------------------------------------------------------------------------------------------------
----------------------------
            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                               See Item 5
----------------------------     --------------------------------------------------------------- ----------------------------------
            14                   TYPE OF REPORTING PERSON:                                       CO



           This Amendment No. 23 amends the Statement on Schedule 13D, dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A. (which, as reported in Amendment No. 21 to the Statement on Schedule 13D, subsequently merged with and into Pirelli & C. S.p.A., a company incorporated under the laws of the Republic of Italy), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy, with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

           Pirelli & C., Olimpia, Edizione Holding and Edizione Finance, Hopa, UCI and BCI are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Pirelli & C. and Olimpia in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli & C. and Olimpia are responsible solely for the information contained in their separate filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of Olimpia nominated by Edizione Holding, Hopa, UCI or BCI has been provided by the nominating person or by such nominee director or officer.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

           On October 15, 2003, Olimpia purchased 266,300,000 Telecom Italia Shares for an aggregate purchase price of approximately euro 597.7 million, representing a price per share of euro 2.2445. The transaction occurred in connection with the simultaneous sale by Olimpia of its entire holding of 504,825,562 Telecom Italia 2001-2010 convertible bonds for a price per convertible bond of 1.172 euro plus accrued interest, and involves a nominal cash settlement of approximately euro 3,000 to be received by Olimpia. A copy of a press release concerning the transaction issued by Olimpia on October 15, 2003 is filed as Exhibit 55. Approximately 492 million of the Telecom Italia 2001-2010 convertible bonds that were sold by Olimpia on October 15 had been (until the time of their sale) pledged with Banca Intesa, Banca di Roma, Unicredit Banca Mobiliare S.p.A. and Unicredit Banca D'Impressa S.p.A. pursuant to the Pledge Agreement filed as Exhibit 24 to the Statement on Schedule 13D. In substitution for those bonds, 259,797,136 of the Telecom Italia Shares that were purchased by Olimpia on October 15 have been pledged pursuant to the Pledge Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

           After giving effect to the acquisition of the 266,300,000 Telecom Italia Shares referred to in Item 3, Olimpia holds 1,457,015,823 Telecom Italia Shares, representing approximately 14.16% of the total number of outstanding Telecom Italia Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

55. Press release of Olimpia, dated as of October 15, 2003.

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.
-----------

  55.             Press release of Olimpia, dated as of October 15, 2003.

                                  SIGNATURES
                                  ----------

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:      October 17, 2003

                                 PIRELLI & C. S.p.A.


                                  By:    /s/ Giovanna Magrini
                                      ------------------------------------------
                                       Name:  Giovanna Magrini
                                       Title: Attorney-in-fact


                                  OLIMPIA S.p.A.


                                  By:    /s/ Luciano Gobbi
                                      ------------------------------------------
                                       Name:  Luciano Gobbi
                                       Title: Director and Attorney-in-fact